GrafTech Holdings Inc.
12900 Snow Road — Parma, Ohio 44130

Mark Widmar Chief Financial Officer	(216) 676-2427 Facsimile (216) 676-2536

August 19, 2010

Ms. Julie Sherman

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3030

Re:	GrafTech Holdings Inc.
Registration Statement on Form S-4
Filed June 10, 2010
File No. 333-167446

Dear Ms. Sherman:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated July 7, 2010, with respect to the GrafTech Holdings Inc. (the “Company” or “we”, “us” or “our”) Registration Statement on Form S-4, filed on June 10, 2010 (the “Form S-4”), File No. 333-167446.

For your convenience, we have reproduced each of the Staff’s comments followed by our response. We have also provided a marked version of Amendment No. 1 to the Form S-4 (“Amendment No. 1”) showing the changes from the registration statement as originally filed.

Form S-4 filed June 10, 2010

General

1.	We note that you have requested confidential treatment for portions of Exhibit 10.25.0 to your registration statement. We will review and provide any comments on your confidential treatment request separately. Please resolve any comments regarding your request prior to requesting effectiveness of this registration statement.

Response

We have noted the Staff’s comment and will comply.

2.	We understand that you submitted a no-action request letter to the Office of Chief Counsel relating to the transactions contemplated by your registration statement. Please resolve any issues regarding your no-action request prior to requesting effectiveness of this registration statement.

Response

We have noted the Staff’s comment and will comply.

GrafTech and Seadrift Unaudited Pro Forma Condensed Combined Financial Information, page 71

GrafTech and Seadrift Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 75

3.	We note from disclosures on page 76 that you utilized the closing price of your common stock as of April 29, 2010 to determine the amount of stock consideration for this acquisition. Please explain to us why you utilized the closing price of your common stock on that particular date to value the stock consideration to be issued rather than the closing price of your common stock at the time the filing was made.

Response

We utilized the closing price of our common stock on April 29, 2010 to determine the amount of stock consideration for the acquisition because that was the date on which the acquisition was publicly announced and we believed that investors would find that information useful in evaluating the transaction. However, we have revised the amount of stock consideration for this acquisition in Amendment No. 1 using the closing price of our common stock as of the last practicable date before the filing of Amendment No. 1. The pro forma financial information has been appropriately updated to reflect this revision. We will further update this information, as appropriate, in any future amendments to the Form S-4 that we may file.

4.	We see from disclosures on page 78 that you had previously obtained an independent third party valuation to identify and determine the fair value of Seadrift’s intangible assets and you utilized this valuation to identify and value significant intangible assets as part of your proposed acquisition of Seadrift. Please tell us the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp/htm.

Response

In June 2008 we acquired our 18.9% ownership interest in Seadrift and engaged an independent third party valuation specialist to assist us in determining the fair values of certain assets and liabilities of Seadrift.

Our disclosure in the Form S-4 stated that management prepared the purchase price allocations included in the pro forma financial statements based on an “internal re-evaluation” of the third party valuation report as well as internal assessments. We used the approximately two year old valuation report as a reference point in determining the estimated fair values of the identified intangible assets. While we believe the disclosure in the Form S-4 correctly described management’s responsibility for the determination of fair values used in the development of purchase price adjustments, in order to avoid any possibility of confusion, we have revised the comparable disclosures in Amendment No. 1 to remove the references to the third party report.

Adjustments to GrafTech and Seadrift Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2009 and for the Three Months Ended March 31, 2010, page 79.

5.

Reference is made to adjustment (f). Tell us and revise your notes herein to provide further information regarding your calculation to record income taxes on a combined basis. In your discussion, please also tell us how you determined (and your basis for) the pro forma combined effective tax rate, especially in light of your statement that the effective tax rate of the combined company could be significantly different depending on post acquisition activities. Clarify any assumptions you have made in your determination regarding these significant post acquisition activities.

Response

We calculated our pro forma provisions for income taxes on a combined basis using the guidance in ASC Topic 740, Income Taxes.

The pro forma income tax provisions for the year ended December 31, 2009, and the three months ended March 31, 2010, represent the effect on our U.S. income tax expense resulting from the addition of Seadrift’s results of operations and the effects of the purchase accounting adjustments to our results of operation for the periods. We used the U.S. statutory rate of 35% to determine the effect on our U.S. income tax expense.

The pro forma effective tax rate calculation recognizes that Seadrift is predominately a U.S. based entity. The effective tax rate of the combined company could be impacted in the future based on the jurisdictional mix of income. We have made no assumptions as to post-acquisition activities at this time.

See our Response to comment 6 below for a further description of the calculation of the pro forma provision for income taxes and our proposed revised footnote (g) [formerly footnote (f)]disclosure.

6.	In this regard, please also revise to disclose the basis in U.S. GAAP for your determination that the $41.4 million in 2009 (and $10.6 million in the three months ended March 31, 2010) of the valuation allowance in the pro forma provision for income taxes should appropriately be reversed and why the adjustment is directly related to the acquisition.

Response

As disclosed in our Annual Report on Form 10-K for the for the year ended December 31, 2009, at June 30, 2009, we recorded a $52.8 million noncash impairment of our investment in Seadrift to recognize the other than temporary loss in value as well as the related tax effects of this impairment, principally the reversal of the deferred tax liabilities related to our investment in Seadrift. This reversal of the deferred tax liabilities changed our net deferred income tax position to a net deferred tax asset at June 30, 2009.

Because we were in a net deferred tax asset position, ASC Topic 740 required that we assess the need to establish a valuation allowance for our deferred tax assets based on determinations of whether it was more likely than not that our deferred tax benefits would be realized through the generation of future taxable income. After giving appropriate consideration to all available evidence, positive and negative, we concluded that a provision for valuation allowance of $41.4 million was necessary.

The pro forma statements of operations are prepared as if Seadrift were acquired as of January 1, 2009. Accordingly, the pro forma statements of operations include an adjustment to eliminate our equity in (earnings) losses and write-down of investment in non-consolidated affiliate. Because we reversed the 2009 impairment write-down of the investment in non-consolidated affiliate and the related tax effects, we were again in our original net deferred tax liability position. Therefore, we reversed the provision for valuation allowance of $41.4 million. For this reason, we believe that the reversal of this provision is directly related to the acquisition.

Below is our revised disclosure to pro forma adjustment (g) [formerly footnote (f)]:

(g) Represents the tax effect, calculated using the U.S. statutory income tax rate of 35%, of the impact of combining Seadrift’s results of operations and the adjustments to income before income taxes for the purchase accounting adjustments, primarily related to expenses associated with incremental debt to partially finance the acquisition and increased depreciation and amortization resulting from the estimated fair value adjustments for acquired property, plant and equipment and intangible assets, with the historical financial statements of GrafTech.

The pro forma statements of operations are prepared as if Seadrift were acquired as of January 1, 2009. Accordingly, the pro forma statements of operations include an adjustment to eliminate our equity in (earnings) losses and write-down of investment in non-consolidated affiliate. Because we reversed the 2009 impairment write-down of the investment in non-consolidated affiliate and the related tax effects, we were again in our original net deferred tax liability position. Therefore, we reversed the provision for valuation allowance of $41.4 million.

Adjustments to GrafTech and Seadrift Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2010, page 80.

7.	Reference is made to adjustment (D) and various other adjustments herein. Please revise the pro forma balance sheet adjustments or notes thereto as necessary to disclose the gross components of each adjustment rather than presenting the adjustments on a “net” basis.

Response

The notes describing Adjustments (D) and (F) have been revised to disclose the gross components of the pro forma adjustments for property, plant and equipment and goodwill, respectively.

8.	Reference is made to adjustment (F). In light of the significance of the goodwill you plan to record in connection with this acquisition, please include a qualitative description of the factors that make up the goodwill to be recorded.

Response

The note to Adjustment (F) has been revised to include the following qualitative description of the factors that make up the goodwill to be recorded:

“Goodwill consists of the fair value of Seadrift’s assembled workforce and buyer-specific synergies.”

9.	Reference is made to adjustment (G). We note that you have allocated approximately $71 million of the purchase price to intangible assets that you have disclosed collectively represent both customer relationships and technology. We also note on page 78 that once you have full access to the specifics of Seadrift’s long-lived assets additional insight will be gained that could impact the estimated allocation of assets. In light of your lacking of specific information, please tell us in more sufficient detail how you were able to determine the intangible assets and the related fair values and revise to disclose the following about these intangible assets:

•	the specific nature of the intangible assets you have acquired;

•	how you determined the estimated value assigned;

•	how you determined the useful lives for each intangible asset (as disclosed on page 78) and

•

the details of your calculation of the amortization included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2009 and the three months ended March 31, 2010 included in adjustment (a).

Please be sufficiently detailed in your response. We may have further comment after receipt of your response.

Response

When we acquired our 18.9% ownership interest in June 2008 we made a determination of the fair value of Seadrift’s recorded and unrecorded assets, primarily customer relationships and needle coke manufacturing technology and know-how. Customer relationships represent the existing customers that are expected to continue to support the business. As part of the acquisition, GrafTech will acquire Seadrift’s proprietary manufacturing technology and know-how, a significant factor since there are few manufacturers of high-grade needle coke, the primary raw material in the manufacture of graphite electrodes.

We determined the estimated fair values of the customer relationships and manufacturing technology and know-how using an income approach, that is, we determined the present value of the after-tax excess earnings attributable to the intangible asset using an appropriate risk-adjusted rate of return.

For pro forma purposes we estimated the useful lives based on a reassessment of the original lives ascribed to such intangibles in June 2008 taking into account the current business environment and knowledge gained in our due diligence process. The note to Adjustment (G) has been revised to describe our methodology for determining the fair values of the intangible assets and disclose amortization expense by period using the straight-line method. We used the straight-line method in the pro forma financial statements for convenience.

We will reassess the useful lives and method of amortization when we have full access to the specifics of Seadrift’s long-lived assets.

GrafTech, Seadrift and C/G Unaudited Pro Forma Condensed Combined Financial Information, page 83

10.	Please apply the comments above regarding the GrafTech and Seadrift pro forma financial statements to the pro forma financial statements for GrafTech, Seadrift and C/G.

Responses

Comment 3 – The amount of stock consideration has been revised in Amendment No. 1 using the closing price of our common stock as of the last practicable date before filing of Amendment No. 1. The pro forma financial information has been appropriately updated to reflect this revision. We will further update this information, as appropriate, in any future amendments to the Form S-4 that we may file.

Comment 4 – Not applicable since we did not obtain an independent third party valuation report for C/G.

Comment 5 – We computed the pro forma income tax provisions in a manner similar to that described in our response to Comment 4, except that we included the results of C/G for the applicable periods.

Comment 6 – The response to Comment 6 is unchanged.

Comment 7 – The applicable notes have been revised to disclose the gross components of the pro forma adjustments as appropriate.

Comment 8 – The note to Adjustment (G) has been revised to include a qualitative description of the factors that make up goodwill.

Comment 9 – Adjustment (H) has been revised to describe our methodology for determining the fair values of the intangible assets and to disclose amortization expense by period

Response

GrafTech International Ltd. Financial Statements, page F-1.

11.	Please update the financial statements as necessary to comply with Rule 3-12 of Regulation S-X. Note we may have additional comments after reviewing your updated financial statements and pro forma financial information.

Response

The unaudited, interim financial statements for GrafTech, Seadrift and C/G included in this Amendment No. 1 have been updated to provide unaudited balance sheet information as of June 30, 2010, unaudited statement of operations information for the six month periods ended June 30, 2009 and 2010, and unaudited statement of cash flows information for the six month periods ended June 30, 2009 and 2010.

We have also updated the pro forma unaudited condensed combined balance sheets to provide information as of June 30, 2010 and the interim pro forma unaudited condensed combined statements of operations to provide statement of operations information for the six month period ended June 30, 2010.

12.	Please consider the impact of our comments on your current (and future) Form 10-K as well as other periodic report filings.

Response

We do not believe that the comments require any amendments to our most recent Form 10-K for the year ended December 31, 2009. We have reflected the comments, to the extent we believe them to be applicable, in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (filed on July 29, 2010). We will also consider the impact of the comments, to the extent we believe them to be applicable, in our future Forms 10-K, as well as other future periodic report filings.

Note 2. Summary of Significant Accounting Policies

Cash Equivalents, page F-11

13.	We see your cash equivalents consist of overnight repurchase agreements, certificates of deposit, money market funds, and commercial paper. Please address the following:

Describe to us in detail your repurchase agreement transactions, the business purpose of the transactions and your accounting for those transactions. As you appear to be referring to securities held for short periods of time that you include in cash equivalents, tell us whether these assets represent securities serving as collateral under short-term purchases of securities under agreements to resell (i.e., reverse repurchase agreements) and of which you had obtained control or taken possession.

Tell us the impact of such transactions on your financial statements as of the date of each balance sheet presented in this filing and for the last three fiscal years then ended. Specifically quantify for us the gross amount of repurchase agreements and reverse repurchase agreements recorded at each balance sheet date and the gross dollar volume of these transactions you undertook in each of the last three fiscal years. In addition, provide similar information for the quarter ended March 31, 2010.

For reverse repurchase agreements, describe to us the nature of the assets that you receive as collateral for your advances and explain to us how you evaluate the value and liquidity of the underlying collateral and how you account for the collateral during the arrangement.

For repurchase agreements, describe to us the securities you put up as collateral for your borrowings and how you account for the collateral during the arrangement.

Tell us whether you account for any of these arrangements as sales for accounting purposes and if so, cite the accounting guidance that supports that treatment.

Provide us with the calculations on which you based your conclusion that the disclosures required by Rule 4-08(m)(1) and 4-08(m)(2) of Regulation S-X were not required in your filings or supplementally provide us with the disclosure.

Response

Our accounting policy disclosure of the composition of cash equivalents is designed to provide investors with the Board of Directors’ approved forms of investment options for our periodic and predictable surplus cash balances above our normal operational needs. The composition of our cash equivalents at June 30, 2010 are solely short-term time deposits, with a maturity of less than 90 days, with banks having a rating of “A” or better by Standard & Poor’s (S&P) or A2 or better by Moody’s Investors Service, Inc. (Moody’s).

We had no repurchase or reverse repurchase agreements as described in Rule 4-08(m)(1) and 4-08(m)(2) of Regulation S-X at December 31, 2008, December 31, 2009, March 31, 2010, or June 30, 2010 or at any time during the periods then ended. As such, we do not believe that the balance of the comments, to the extent they relate to repurchase or reverse repurchase agreements, are applicable in the present case and, as a result, our responses thereto are “Not Applicable.”

In future filings we will amend our accounting policy to describe only those highly liquid investments, e.g. short-term time deposits, included in cash and cash equivalents as of the reporting date to avoid potential misunderstanding.

Software Development Costs, page F-16

14.	We note your disclosure that you amortize software development costs using the straight line method over the economic lives of the related product. Please tell us what your significant products are and the period of time over which you amortize the related costs.

Response

The significant computer software products with respect to which we are currently capitalizing development and implementation costs are: JD Edwards OneWorld, an enterprise resource planning software system; Longview 7, a corporate performance management software system; and iWay, a data integration and business process automation solution. Capitalized costs for each of these systems will be amortized over five (5) year useful life when the project(s) is substantially complete and ready for its intended use, i.e., after all substantial testing is completed.

Seadrift Coke L.P. Financial Statements, page F-70

Consolidated Statements of Income, pages F-72

15.	Please tell us why you did not state the results of operations on a per unit basis herein and in your Consolidated Statements of Operations on pages F-87 and F-102. Refer to SAB Topic 4(F). Also, confirm Seadrift does not have general partners and that its equity accounts do not reflect amounts related to general partners.

Response

We did not state the results of operations on a per unit basis in the Consolidated Statements of Income and Statements of Operations of Seadrift Coke LP (“Seadrift”) because Section 2005.1 of the SEC Division of Corporation Finance Financial Reporting Manual states, “Financial statements of the acquired business are generally the same as those in Topic 1, except that the number of years of audited financial statements is determined by the level of significance (Section 2030 below). Refer to Section 2045 and 2050 regarding age of financial statements. Exceptions: An acquired business that is a nonpublic entity, as that term is defined in GAAP, need not include disclosures if specifically excluded from the scope of the FASB standard. Examples include:

a	Segment information under SFAS 131 [SFAS 131, par. 9 / ASC 280-10-15-3],

b	Certain disclosures about employers’ pensions and other postretirement benefits [SFAS 132 (R), par. 8 / ASC 715-20-50-5], and

c	Earnings per share under SFAS 128 [SFAS 128, par. 1 / ASC 260-100-51].

Because Seadrift is a nonpublic entity, as that term is defined by GAAP, we concluded that Section 2005.1 of the Financial Reporting Manual was applicable and reporting the results of operations on a unit basis was not required. We considered SAB Topic 4(F); however, we concluded that it was not applicable because Seadrift is a nonpublic entity.

Seadrift has a general partner, Seadrift Coke LLC. The financial statements have been revised to include disclosure of the capital accounts of the general partner and the limited partners as well as the accumulated earnings applicable to each. See Attachment 1 to this response letter for the disclosure that has been added.

16.	We see you indicate taxable income or loss of the Partnership is includible in the individual tax returns of its partners based on their percentage of ownership and that based on this fact no provision for income taxes is provided in the accompanying consolidated financial statements. Please tell us why you did not disclose pro forma tax and net income (loss) per unit data on the face of historical statements for the periods presented herein and on pages F-87 and F-102.

Response

We note that Section 3410.1.1 of the SEC Division of Corporation Finance Financial Reporting Manual states in part that if the issuer was formerly a partnership or similar tax exempt enterprise, pro forma tax and EPS data should be presented on the face of the historical statements. Section 3410.1.1b. further states, “If necessary adjustments include only taxes, pro forma presentation for all periods presented is encouraged, but not required.”

We believe the comment is not applicable because Seadrift is not the issuer.

In addition, we do not believe a pro forma tax provision would provide useful information to investors and would be difficult and time-consuming to construct. Because the taxable income or loss of Seadrift is included in the tax returns of its partners, neither we nor Seadrift have sufficient information to determine a pro forma income tax provision using the intraperiod tax allocation guidance in ASC 740. It would be time-consuming to construct deferred income tax accounts, reconstruct movement in deferred income tax accounts, assess the need for a valuation allowance for any deferred tax assets, determine utilization of credits and net operating loses, etc. In addition, such a pro forma tax provision would most likely differ from that reflected in our pro forma financial information presented in the Form S-4 which would more likely than not be confusing to the investor.

Notes to the Consolidated Financial Statements, page F-76

Note 6 – Partners’ Equity, page F-82

17.	We see that “The Employee Plan” and “The Equity Plan” contain a put option that provides at the discretion of the employee, at termination of employment for other than cause as defined, to require the Partnership to purchase all of the units held by the employee. Please tell us how this put option impacts your required presentation and accounting for the equity instruments issued under the referenced plans.

Response

FASB ASC Topic 480, Distinguishing Liabilities from Equities, (“ASC 480”) specifies that financial instruments within its scope embody obligations of the issuer and, therefore, the issuer must classify them as liabilities (or an asset in some circumstances) rather than equity. ASC 480-10-25 requires that issuers classify as liabilities the following three types of freestanding financial instruments:

1.	Mandatorily redeemable financial instruments

2.	Obligations to repurchase the issuer’s equity shares by transferring assets

3.	Certain obligations to issue a variable number of shares

For purposes of applying ASC 480, the FASB defined a mandatorily redeemable financial instrument as any of various financial instruments that are issued in the form of shares and embody an unconditional obligation whereby the issuer must redeem the instrument by transferring its assets on a specified or determinable date (or dates) or upon an event that is certain to occur.

The units issued to employees under the “Employee Unit Plan” and the “Employee Equity Award Plan” contain a put option which requires, at the discretion of the employee at termination of employment for other than cause as defined, the Partnership to purchase all of the units held by the employee. Because the put option in those circumstances is at the discretion (option) of the holder the unit is considered a contingently redeemable financial instrument and outside the scope of ASC 480, that is, the redemption is not unconditional.

The announced acquisition of Seadrift does not result in the contingency having occurred or becoming certain to occur. Thus, reclassification as a liability is not required.

C/G Electrodes LLC Financial Statements, page F-107

Consolidated Statements of Income, pages F-109

18.	Please tell us why you did not state the results of operations on a per unit basis herein and in your Consolidated Statements of Operations on pages F-125 and F-139. Refer to SAB Topic 4(F).

Response

We did not state the results of operations on a per unit basis in the Consolidated Statements of Income and Statements of Operations of C/G Electrodes LLC (“C/G”) because Section 2005.1 of the SEC Division of Corporation Finance Financial Reporting Manual states, “Financial statements of the acquired business are generally the same as those in Topic 1, except that the number of years of audited financial statements is determined by the level of significance (Section 2030 below). Refer to Section 2045 and 2050 regarding age of financial statements. Exceptions: An acquired business that is a nonpublic entity, as that term is defined in GAAP, need not include disclosures if specifically excluded from the scope of the FASB standard. Examples include:

a	Segment information under SFAS 131 [SFAS 131, par. 9 / ASC 280-10-15-3],

b	Certain disclosures about employers’ pensions and other postretirement benefits [SFAS 132 (R), par. 8 / ASC 715-20-50-5], and

c	Earnings per share under SFAS 128 [SFAS 128, par. 1 / ASC 260-100-51].

Because C/G is a nonpublic entity, as that term is defined by GAAP, we concluded that Section 2005.1 of the Financial Reporting Manual was applicable and reporting the results of operations on a unit basis was not required. We considered SAB Topic 4(F); however, we concluded that it was not applicable because C/G is a nonpublic entity.

19.	We see you indicate as a limited liability company you are treated as a partnership for income tax purposes and are not subject to income taxes. Please tell us why you did not disclose pro forma tax and net income per unit data on the face of historical statements for the periods presented herein and on pages F-125 and F-139.

Response

We note that Section 3410.1.1 of the SEC Division of Corporation Finance Financial Reporting Manual states in part that if the issuer was formerly a partnership or similar tax exempt enterprise, pro forma tax and EPS data should be presented on the face of the historical statements. Section 3410.1.1b. further states, “If necessary adjustments include only taxes, pro forma presentation for all periods presented is encouraged, but not required.”

We believe the comment is not applicable because C/G is not the issuer.

In addition, a pro forma tax provision would be difficult and time-consuming to construct and we do not believe that it would provide useful information to investors. Because the taxable income or loss of C/G is included in the tax returns of its members (as if it were a partnership), neither we nor C/G have sufficient information to determine a pro forma income tax provision using the intraperiod tax allocation guidance in ASC 740. It would be time-consuming to construct deferred income tax accounts, reconstruct movement in deferred income tax accounts, assess the need for a valuation allowance for any deferred tax assets, determine utilization of credits and net operating loses, etc. In addition, such a pro forma tax provision would most likely differ from that reflected in the pro forma financial information presented in the Form S-4 which is more likely to be confusing to the investor.

Notes to the Consolidated Financial Statements, page F-113

Note 8 – Members’ Equity, page F-119

20.	We see the Series A and Series D unit agreements contain a put option which provides the employee or the estate of the employee the option at the employee’s death, permanent disability, or the retirement of the employee after the age of 60, to require the Company to purchase (based on the fair value of the units at the date of the put notice) all of the outstanding Series A – non-management and Series D units held by the employees. Please tell us how this put option impacts your required presentation and accounting for the equity instruments issued under the referenced plans.

Response

FASB ASC Topic 480, Distinguishing Liabilities from Equities, (“ASC 480”) specifies that financial instruments within its scope embody obligations of the issuer and, therefore, the issuer must classify them as liabilities (or an asset in some circumstances) rather than equity. ASC 480-10-25 requires that issuers classify as liabilities the following three types of freestanding financial instruments:

1.	Mandatorily redeemable financial instruments

2.	Obligations to repurchase the issuer’s equity shares by transferring assets

3.	Certain obligations to issue a variable number of shares

For purposes of applying ASC 480, the FASB defined a mandatorily redeemable financial instrument as any of various financial instruments that are issued in the form of shares and embody an unconditional obligation whereby the issuer must redeem the instrument by transferring its assets on a specified or determinable date (or dates) or upon an event that is certain to occur.

The units issued under the “Series A” and the “Series D” unit agreements contain a put option which requires C/G to purchase, at the option of the employee or the estate of the employee, all of the outstanding units issued to the employee upon the death of the employee, the permanent disability of the employee, or the retirement of the employee after age 60. Because the put option in those circumstances is at the discretion (option) of the holder the unit is considered a contingently redeemable financial instrument and outside the scope of ASC 480, that is, the redemption is not unconditional.

The announced acquisition of C/G does not result in the contingency having occurred or becoming certain to occur. Thus, reclassification as a liability is not required.

Exhibit 23

21.	Please include currently dated and signed consents from your independent auditors with any amendment filed.

Response

We have included currently dated and signed consents from our independent auditors, as well as currently dated and signed consents from the independent auditors of Seadrift Coke LP and C/G Electrodes LLC, with this Amendment No. 1 and will do so with any subsequent amendments that may be filed.

*****

In connection with our responses to the comments received in your letter dated July 7, 2010, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact me at 216-676-2427 with any questions you may have regarding our responses.

Sincerely, GrafTech Holdings Inc.

/s/ Mark R. Widmar
Mark R. Widmar Vice President and Chief Financial Officer (Principal Accounting Officer)

cc:	Craig S. Shular, Chairman of the Board, Chief Executive Officer and President
Michael C. Nahl, Chairman, GrafTech Board of Directors Audit Committee
Kazi Islam, PricewaterhouseCoopers LLP